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                                                                    EXHIBIT (12)

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                                                            ONEOK, Inc.
                                         Computation of Earnings to Combined Fixed Charges
                                             and Preferred Stock Dividend Requirements

                                                                                            Six Months Ended
                                                                                                June 30,
(Unaudited)                                                                            2000                    1999
                                                                                          (Thousands of Dollars)

Fixed Charges, as defined
     Interest on long-term debt                                                      $ 40,023                $ 17,843
     Other interest                                                                     8,779                   8,305
     Amortization of debt discount and expense                                          1,526                     771
     Interest on lease agreements                                                       1,853                   1,302
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          Total Fixed Charges                                                          52,181                  28,221
Preferred dividend requirements                                                        29,919                  30,050
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Total fixed charges and
     preferred dividend requirements                                                 $ 82,100                $ 58,271
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Earnings before income taxes and
     income from equity investees                                                    $143,324                $111,496
Total fixed charges                                                                    52,181                  28,221
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Earnings available for combined fixed charges and preferred dividend
requirements                                                                         $195,505                $139,717
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Ratio of earnings to combined fixed charges and preferred dividend
requirements                                                                             2.38  x                 2.40  x
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For purposes of computing the ratio of earnings to combined fixed charges and preferred dividend requirements, "earnings" consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. "Fixed charges" consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases. "Preferred dividend requirements" consists of the pre-tax preferred dividend requirement.

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